
October 3, 2023

David Bourdon
Chief Financial Officer and Treasurer
LifeStance Health Group, Inc.
4800 N. Scottsdale Road
Suite 6000
Scottsdale, Arizona 85251

>   **Re: LifeStance Health Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2022**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2023**
>   **Response dated September 12, 2023**
>   **File No. 001-40478**

Dear David Bourdon:

        We have reviewed your September 12, 2023 response to our comment letter and have the following comment.

        Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our letter dated August 14, 2023.

Form 10-Q for the Quarterly Period Ended June 30, 2023

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Metrics and Non-GAAP Financial Measures, page 23

1.   We reference your response to prior comment 2. In future filings, please revise to provide enhanced discussion about the adjustments for "Litigation costs", "strategic initiatives" and "special charges", including why they are not related to normal, recurring, operating expenses, similar to your response. In addition, to the extent that these items are significant to understanding fluctuations in your operating results from period to period, please include relevant and robust discussion of the impact of these items within MD&A Results of Operations in future periodic filings.

Please contact Kristin Lochhead at 202-551-3664 or Brian Cascio, Accounting Branch Chief, at 202-551-3676 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services